

April 1, 2014

Via E-mail
Kevin Jones
Chief Executive Officer
Cardinal Resources, Inc.
203 Main Street
East Pittsburgh, PA 15112

> **Re: Cardinal Resources, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 24, 2014**
> **Response dated March 24, 2014**
> **File No. 0-54983**

Dear Mr. Jones:

We have reviewed your response dated March 24, 2014 and have the following additional comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant, page 30

(a) Dismissal of Previous Independent Registered Public Accounting Firm, page 30

1. We note your disclosure in the third paragraph that a copy of Li and Company, PC's letter will be filed by amendment which is the same disclosure provided in your initial Form 8-K filed December 3, 2013. It appears that a letter from Li and Company, PC is not filed as Exhibit 16 to the amendment filed March 24, 2014. In this regard, please file a letter from LI and Company, PC as Exhibit 16 in an amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter then please disclose this fact in the amended Form 8-K.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief